UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

MusclePharm Corporation

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

627335201

(CUSIP Number)

November 7, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 627335201

1.	Names of Reporting Persons INI Buyer, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,289,378

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,289,378

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,289,378

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.5%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 627335201

1.	Names of Reporting Persons INI Parent, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,289,378

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,289,378

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,289,378

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.5%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 627335201

1.	Names of Reporting Persons Medley LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,289,378

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,289,378

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,289,378

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.5%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 627335201

1.	Names of Reporting Persons Medley Management Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,289,378

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,289,378

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,289,378

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.5%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 627335201

1.	Names of Reporting Persons Medley Group LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,289,378

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,289,378

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,289,378

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.5%

12.	Type of Reporting Person (See Instructions) OO

Item 1.

(a)	Name of Issuer:

MusclePharm Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

4721 Ironton Street, Building A

Denver, Colorado 80239

Item 2.

(a)	Name of Person Filing:

This statement is filed by INI Buyer, Inc., INI Parent, Inc., Medley LLC, Medley Management Inc., and Medley Group LLC (together, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business offices of INI Buyer, Inc. and INI Parent, Inc. is 900 South Depot Drive, Ogden, Utah 84404. The address of the principal business offices of Medley LLC, Medley Management Inc. and Medley Group LLC is 280 Park Avenue, 6th Floor East, New York, New York 10152.

(c)	Citizenship:

Each of the Reporting Persons are organized in the state of Delaware.

(d)	Title of Class of Securities:

Common Stock, $0.001 Par Value (“Common Stock”)

(e)	CUSIP Number:

627335201

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G. The shares of Common Stock reported on this Schedule 13G represent shares that may be issued upon the exercise of the Warrant (as defined below).

On November 7, 2016, the Issuer issued to INI Buyer, Inc. a warrant to purchase 1,289,378 shares of Common Stock at an exercise price of $1.83 per share, subject to adjustment under certain circumstances (the “Warrant”). The Warrant is immediately exercisable, and has a term of four years. A copy of the Warrant is filed as Exhibit 4.1 to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016.

Medley LLC, indirectly through certain funds managed by its subsidiaries, may be deemed to have a controlling equity interest in INI Parent, Inc.: Fund A owns approximately 19.4% of the outstanding equity of INI Parent, Inc. The investment adviser of Fund A is a majority owned subsidiary of Medley LLC. Fund B owns approximately 14.5% of the outstanding equity of INI Parent, Inc. The investment adviser of Fund B is a majority owned subsidiary of Medley LLC. Fund C owns approximately 14.5% of the outstanding equity of INI Parent, Inc. Fund C’s general partner is a wholly-owned subsidiary of Medley LLC, and Fund C’s investment adviser is controlled by Medley LLC. Additionally, an investor (“Investor”) owning approximately 11.3% of the outstanding equity of INI Parent, Inc. holds such equity in an account managed by an investment adviser that is a wholly-owned subsidiary of Medley LLC (together with the investment advisers of Fund A, Fund B, and Fund C, the “Investment Advisers”). Medley Management Inc. has a controlling equity interest in, and is the sole managing member of, Medley LLC. Medley Group LLC has a controlling equity interest in Medley Management Inc. The managing members of Medley Group LLC are Brook Taube, Seth Taube, Jeffrey Tonkel, Richard T. Allorto, Jr., John D. Fredericks, Samuel Anderson, and Christopher Taube (together, the “Principals”). Together, Brook Taube and Seth Taube have a majority equity interest in Medley Group LLC.

Each of Fund A, Fund B, Fund C, Investor, the Investment Advisers, Medley LLC, Medley Management Inc., Medley Group LLC and the Principals disclaim beneficial ownership with respect to the securities reported herein.

The percent of class represented by the amount reported by each Reporting Person is based on 13,927,694 shares of Common Stock outstanding as of November 7, 2016, as reported by the Issuer to the Reporting Persons, and the 1,283,378 shares of Common Stock that may be issued pursuant to the terms of the Warrant.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The information provided in Item 4 of this Schedule 13G is incorporated by reference into this Item 6.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:   By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated November 17, 2016

INI BUYER, INC.

By:	/s/ Jared Leishman

Name:	Jared Leishman

Title:	Chief Executive Officer

INI PARENT, INC.

By:	/s/ Jared Leishman

Name:	Jared Leishman

Title:	Chief Executive Officer

MEDLEY, LLC

By:	Medley Management Inc., Manager

By:	/s/ Richard T. Allorto, Jr.

Name:	Richard T. Allorto, Jr.

Title:	Chief Financial Officer of Medley Management Inc.

MEDLEY MANAGEMENT INC.

By:	/s/ Richard T. Allorto, Jr.

Name:	Richard T. Allorto, Jr.

Title:	Chief Financial Officer

MEDLEY GROUP LLC

By:	/s/ Richard T. Allorto, Jr.

Name:	Richard T. Allorto, Jr.

Title:	Member